CENAQ Energy Corp.

4550 Post Oak Place Drive, Suite 300

Houston, Texas 77027

September 29, 2022

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CENAQ Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2022
File No. 001-40743

Ladies and Gentlemen:

Set forth below are the responses of CENAQ Energy Corp. (the “Company,” “CENAQ," “we,” "us” or “our") to comments received from the staff of the Division of Corporation Finance (the “Staff") of the Securities and Exchange Commission (the “Commission") by letter dated September 8, 2022, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-40743, filed with the Commission on August 12, 2022 (the “Proxy Statement"). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement").

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Proxy Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risks Related to Intermediate’s Business, Operations and Industry

Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern., page 40

1.	We note your disclosure here that “BERR has committed to provide funding to enable [you] to meet [y]our obligations as they become due for at least one year after the date that the financial statements were issued.” Please disclose whether BERR has provided any funding pursuant to this commitment and, if so, the amount or amounts provided to date. In addition, please note whether this commitment is being provided pursuant to a written agreement.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 40 and 160 of the Amended Proxy Statement in response to the Staff’s comment. The revised disclosure describes the amount of funding provided by Bluescape Energy Recapitalization and Restructuring Fund IV LP (“BERR”) to date and describes expected future funding commitments of BERR.

Securities and Exchange Commission

September 29, 2022

Risks Related to Intermediate’s Business, Operations and Industry

We may be unable to qualify for existing federal and state level low-carbon fuel credits and the carbon credit markets may not develop..., page 40

2.	We refer to your disclosure here that “[i]f [y]our renewable gasoline is unable to qualify under the RFS for the D3 RIN (a carbon credit) and various state carbon programs, [y]our financial conditions and results of operations could be adversely impacted.” Please expand on this risk factor to briefly explain any general qualifications needed under the RFS for the D3 RIN and the process and expected timing for receiving any needed qualification determination for your renewable gasoline. Please note if there are any specific aspects of your core technology that raise concerns about your eligibility for low-carbon fuel credits. In this regard, we note your disclosure on page 169 that your renewable gasoline “qualifies under the cellulosic biofuel category” of the RFS.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 40 and 171 of the Amended Proxy Statement in response to the Staff’s comment. The revised disclosure describes Bluescape Clean Fuels Intermediate Holdings, LLC’s (“Intermediate”) core feedstock and technology utilized to produce renewable gasoline. The disclosure also describes the general qualifications for renewable gasoline to qualify for D3 RINs and the expected timing for Intermediate registering as a producer of D3 RINs.

Liquidity and Capital Resources

Going Concern, page 160

3.	We note your disclosure here that you “believe that the proceeds of the business combination (including the related private placement) may be sufficient to reach commercialization of [y]our first production facility, but [you] may require additional funding and [y]our projections anticipate certain gasoline sales income that is not assured.” The projected financial information included on page 126 of the proxy statement appears to assume your first production facility entering commercial operation in the second half of 2024 with forecasted Total Capital Expenditure of $89 million, $303 million and $335 million for 2022, 2023 and 2024 respectively. In addition, the estimated pro forma cash balance of the combined company as of March 31, 2022 included on page 92 of the proxy statement ranges from approximately $221 million to $69 million under the no redemption and maximum redemption scenarios respectively. Please expand on your discussion of how far you may be able to reach in your business plan using the proceeds of the business combination to note any material assumptions or uncertainties underlying that estimate, including if those assumptions differ from the assumptions underlying the projections included elsewhere in the proxy statement.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 41, 125, 126, and 161 of the Amended Proxy Statement in response to the Staff’s comment. The revised disclosure describes Intermediate’s anticipated use of debt financing. The disclosures also address the uncertainties around both obtaining the debt financing and the impact to Intermediate’s plan in the event of a maximum redemption scenario resulting in only $66 million net proceeds to Intermediate’s balance sheet at Closing.

Securities and Exchange Commission

September 29, 2022

Critical Accounting Policies and Estimates, page 163

4.	Please include a discussion of your accounting for the major elements of your August 7, 2020 asset acquisition in an appropriate section of your document as your current disclosures are difficult to follow. In doing so,

●	clarify the relationship between BEP Clean Fuels Holdings, LLC and Intermediate.

●	please assure that the significant judgments, assumptions and estimates used at initial recognition, and in subsequent periods are adequately discussed. For example, your current statement on pages 164 and F-21 regarding the contingent consideration that you have taken into consideration the business combination with CENAQ and the specified contractual return hurdles does not appear to be sufficiently informative. Your reference to the “internal rate of return approach using inputs similar to those described in Note 7” on page F-22 is too vague, as it does not clearly identify the significant inputs used. Also, it is unclear from your current disclosures why there was no change to the liability balance subsequent to December 31, 2021.

●	clarify why an impairment of your Intellectual patented technology was not required given your negative equity position at December 31, 2021 and March 31, 2022, and your disclosures throughout the document that state that conditions exist that raise substantial doubt about your ability to continue as a going concern.

●	please revise your critical accounting policy disclosures to include a qualitative and quantitative analysis of the sensitivity of reported amounts to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.

●	Provide us with your analysis and basis in the accounting literature that support your accounting for the contingent consideration.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the Amended Proxy Statement in response to the Staff’s comment. The revised disclosure on pages 163 and 164 of the Amended Proxy Statement describes the accounting for the major elements of the 2020 asset acquisition.

Bluescape Clean Fuels Holdings, LLC is a direct, wholly owned, subsidiary of BEP Clean Fuels Holdings, LLC. Intermediate is a direct, wholly owned, subsidiary of Bluescape Clean Fuels Holdings, LLC. The revised disclosure on pages 156 and F-19 of the Amended Proxy Statement describes the relationship between BERR and its wholly owned subsidiary BEP Clean Fuels Holdings, LLC.

Securities and Exchange Commission

September 29, 2022

The revised disclosure on pages 164, 165, F-10, and F-23 of the Amended Proxy Statement describes the significant unobservable inputs and valuation methodologies utilized in initial recognition and subsequent period valuation (remeasurement) of the contingent consideration liability.

The revised disclosure on pages 166, F-9, F-22, and F-23 of the Amended Proxy Statement describes the additional qualitative considerations evaluated in conjunction with the impairment testing that indicated it is more likely than not that the fair value of the Intellectual patented property exceeded its carrying amount.

The Company notes that pages 163, 164, 165, and 166 of the Amended Proxy Statement includes quantitative and qualitative disclosures around significant assumptions, judgments, and estimates and that such assumptions, judgments, and estimates are subject to change based on the pervasive business environment which could result in material changes to Intermediate’s fair value assessments (including potential impairment charges and revisions to liability balances).

With respect to the Staff’s request that the Company provide information to support the accounting conclusion for the contingent earn-out arrangement (“contingent consideration”), the Company respectfully advises the Staff that Intermediate has an arrangement payable to its Chief Executive Officer and a consultant (the “Sellers”) whereby contingent consideration could become payable in the event that certain contractual return hurdles are met (based on an internal rate of return) within five years of the closing date of the asset purchase described further in notes 2 and 3 to the financial statements of Bluescape Clean Fuels Intermediate Holdings, LLC. Since this arrangement requires Intermediate’s parent, on Intermediate’s behalf, to deliver cash to the Sellers if certain contractual returns are met, it was determined that the arrangement should be accounted for as contingent consideration and not seller financing that was solely based upon the passage of time. Intermediate recorded the estimated fair value of this contingent consideration arrangement in accordance with ASC 805-30-25-5.

Next, in determining the classification of the contingent consideration arrangement, Intermediate evaluated whether the arrangement was within the scope of Subtopics 480-10 and 815-40. Through the evaluation of this guidance, Intermediate determined that the arrangement was not within the scope of ASC 480-10 because the contingent consideration is based on the occurrence of a future event that is not guaranteed to take place and therefore does not meet the mandatorily redeemable requirement. Further, it does not require the repurchase of shares by transferring assets upon settlement. The monetary value of the contingent consideration is variable and based predominately on the occurrence of a specific event that is not indexed to the issuer’s shares or share price; no issuance of shares will occur as part of the arrangement. As a result, the contingent consideration was not deemed to fall within the scope of ASC 480.

Intermediate also evaluated the guidance in ASC 815-40 in determining the classification of the arrangement. ASC 815-40-15 outlines a two-step evaluation to determine whether an instrument is indexed to the issuer’s own stock. The first step is to evaluate any contingent provisions that trigger the settlement of a contract or arrangement. If an exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument would not be precluded from being considered indexed to the issuer’s own stock. The contingent consideration payment (i.e., settlement of the arrangement) is based on the receipt of a specified amount of distributions and is not based on an observable market or index unrelated to the issuer. As a result, the contingent consideration is not precluded from being considered indexed to the issuer’s own stock.

The second step requires an analysis of provisions that could change the instrument’s settlement amount. In general, the instrument must settle in an amount based on an exchange of a fixed amount of cash for a fixed number of shares. In this instance, the second step is not met as the settlement amount of the contingent consideration is variable as any amounts payable under this arrangement are based upon the actual distributions received by Intermediate’s parent, regardless of form, in connection with a transaction and therefore is not fixed at inception.

Further, Intermediate notes the arrangement is not settleable in Intermediate’s, or its parent’s shares, but rather is settleable in cash assuming certain contractual return hurdles were met. Therefore, the contract would be precluded from equity classification pursuant to ASC 815-40 and require recognition as a liability.

Securities and Exchange Commission

September 29, 2022

Finally, Intermediate considered whether this contingent payment was compensation expense or a contingent payment. In making this determination, Intermediate considered the guidance in ASC 805-10-55-25 as follows:

Continuing employment – Pursuant to the terms of the Membership Interest Purchase Agreement dated August 7, 2020, Intermediate noted there were no contractual requirements, employment agreements or other contractual arrangements in place requiring the recipients of the contingent payment arrangement to remain employed by Intermediate in order to receive a payment under the arrangement. This fact supports the conclusion that the arrangement is contingent consideration.

 Duration of continuing employment – As noted above, the holders have no contractual requirement to remain an employee or a consultant of Intermediate. This fact supports the conclusion that the arrangement is contingent consideration.

Level of Compensation – Intermediate is a small organization with approximately 4-5 employees. In evaluating this factor, Intermediate determined there was not a determinative factor because of the lack of comparability to job levels across the organization due to its small size and the skills each professional brings to Intermediate. This fact was determined to be neutral on the conclusion that the arrangement is contingent consideration.

Incremental Payments to Employees – The Sellers consist of Intermediate’s Chief Executive Officer and a consultant. Each of the Sellers received the same terms of the arrangement and are entitled to the same payment amount in the event that the return hurdles are met. This fact supports the conclusion that the arrangement is contingent consideration.

Number of Shares Owned – The Chief Executive Officer and consultant do not own any shares or units in Intermediate, or its parent, as BERR now indirectly owns 100% of Intermediate’s outstanding equity interests. Since the Sellers have no continued ownership, other than through certain equity-based incentive units, this fact supports the conclusion that the arrangement is contingent consideration.

Linkage to Valuation and Formula for Determining Consideration – The contingent payment is based upon a formula driven from the financial returns (i.e. distributions) of Intermediate’s parent rather than based upon current period or future period earnings or cash flows. This fact supports the conclusion that the arrangement is contingent consideration.

Based upon our assessment of the accounting guidance above, Intermediate concluded that the contingent consideration did not represent additional compensation expense to the Sellers who are key employees or consultants but rather a contingent payment for incremental consideration payable to the Sellers in the event that certain investment return hurdles were achieved during the contractual period.

Through the evaluation of the applicable accounting guidance, Intermediate concluded the arrangement meets the definition of a liability, as such arrangement is payable in cash and would not result in the issuance or exchange of Intermediate’s, or its parent’s, shares as settlement of this obligation. Therefore, Intermediate accounted for the arrangement as a liability.

Subsequent to the closing of the asset acquisition in August 2020, Intermediate accounts for the contingent consideration arrangement in accordance with ASC 805-30-35-1, which requires Intermediate to remeasure the estimated fair value of the contingent payment liability each period and to determine whether any changes to the estimated fair value were attributed to facts and circumstances that existed at the acquisition date. Since the acquisition date, all changes in the estimated fair value of the contingent payment stem from changes resulting from events after the acquisition date and therefore have been accounted for as non-measurement period adjustments, with such changes being recorded to the statements of operations.

Securities and Exchange Commission

September 29, 2022

Emerging Growth Company Accounting Election, page 164

5.	Please tell us why you believe that you will be eligible to take advantage of the longer phase-in periods for the adoption of new or revised accounting standards considering that in a risk factor on pages 82 and 83, in the disclosures made on page 179 under “JOBS Act”, and in its registration statement on Form S-1 that went effective on August 12, 2021, CENAQ Energy Corp. discloses that it has elected not to take advantage of the benefits of this extended transition period, and explains that its election to opt out is irrevocable.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 166 of the Amended Proxy Statement to clarify that Verde Clean Fuels will not take advantage of the longer phase-in periods for adoption of new or revised accounting standards as CENAQ has previously irrevocably elected to opt out of this.

As a result of this election by CENAQ, Intermediate retroactively adopted ASU 2016-02, Leases (Topic 842) beginning at Intermediate’s inception (July 31, 2020). Intermediate has accordingly revised its historical financial statements and disclosures on pages F-2, F-5, F-8, F-9, F-11, F-12, F-15, F-18, F-22, F-25, and F-28.

Bluescape Clean Fuels Intermediate Holdings, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-18

6.	Please provide the disclosures required by ASC 350-30-50-1 and 2 as applicable for your acquired intangible assets. Refer to Illustrative Example under ASC 350-30-55-39. This comment also applies to the corresponding disclosures in your interim financial statements.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure beginning on pages 164, F-9, and F-22 of the Amended Proxy Statement in response to the Staff’s comment. The revised disclosure specifically identifies Intermediate’s intellectual property and patented technology as an indefinite lived intangible asset not subject to amortization and discloses the gross and carrying amount for the relevant reporting periods.

Fair Value Measurement, page F-20

7.	Please provide the disclosures required by ASC 820-10-50-2. For example, it appears that the contingent consideration, measured at fair value, should be disclosed in a fair value hierarchy table. This comment also applies to the corresponding disclosures in your interim financial statements.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure beginning on pages 164, F-10, F-23, and F-24 of the Amended Proxy Statement in response to the Staff’s comment. The revised disclosure specifically identifies the fair value hierarchy classification of our contingent consideration liability (Level 3), that such classification is due to significant unobservable inputs utilized in the valuation, and provides the other required disclosures under ASC 820-10-50-2 regarding transfer between fair value hierarchy levels.

*     *      *      *      *

Securities and Exchange Commission

September 29, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Andrew Schulte of Vinson & Elkins L.L.P. at (713) 758-3381.

Very truly yours,

CENAQ ENERGY CORP.

By:	/s/ J. Russell Porter
Name:	J. Russell Porter
Title:	Chief Executive Officer

Enclosures

cc:	T. Mark Kelly, Vinson & Elkins L.L.P.
Andrew Schulte, Vinson & Elkins L.L.P.
Sean Wheeler, P.C., Kirkland & Ellis LLP
Debbie Yee, P.C., Kirkland & Ellis LLP
Anne G. Peetz, Kirkland & Ellis LLP